Exhibit 3.1.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

(As amended through November ~~8, 2004~~7, 2011)

1. The name of the corporation is:

II-VI INCORPORATED

2. The location and post office address of its registered office in the Commonwealth of Pennsylvania is:

375 Saxonburg Boulevard

Saxonburg, Pennsylvania 16056

~~3. The purpose or purposes of the corporation, which is organized under the Business Corporation Law of the Commonwealth of Pennsylvania, Act of May 5, 1933, (P.L. 364), as amended, are as follows:~~

3. The corporation shall have unlimited power to engage in and to do any or all lawful business for which corporations may be incorporated under the Business Corporation Law~~, Act~~ of ~~May 5, 1933 (P.L. 364), as amended, including, without limitation, the power to engage in manufacturing of any nature whatsoever~~1988, as amended.

4. The term of its existence is: Perpetual

5. The aggregate number of shares which the corporation is authorized to issue is:

~~One~~Three Hundred Million (~~100,000,000~~300,000,000) shares of common stock, having no par value per share (the “Common Stock”), and Five Million (5,000,000) shares of preferred stock, having no par value per share (the “Preferred Stock”).

A description of each class of shares and a statement of the designations, voting rights, preferences, qualifications, limitations, restrictions and the special or relative rights granted to or imposed upon the shares of each class are as follows:

A.	Each share of Common Stock of the corporation shall be entitled to one (1) vote.

B.	In each election of directors, every shareholder entitled to vote shall have the right to cast one vote for each share of Common Stock standing in such shareholder’s name on the books of the corporation for each of such number of candidates as there are directors to be elected, but no shareholder shall have any right to cumulate votes and cast them for one candidate or distribute them among two or more candidates.

C.	~~B.~~ The Board of Directors is hereby expressly authorized, at any time or from time to time, to divide any or all of the shares of Preferred Stock into one or more series, and in the resolution or resolutions establishing a particular series, before issuance of any of the shares thereof, to fix and determine the number of shares and the designation of such series, so as to distinguish it from the shares of all other series and classes, and to fix and determine the designations, voting rights, preferences, qualifications, limitations, restrictions and the special or relative rights of the Preferred Stock or of such series, to the fullest extent now or hereafter permitted by the laws of the Commonwealth of Pennsylvania, including, but not limited to, the variations between different series in the following respects:

1)	the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased or decreased (but no below the number of shares thereof then outstanding) from time to time by the Board of Directors;

2)	the annual dividend rate for such series, and the date or dates from which dividends shall commence to accrue~~:~~;

3)	the price or prices at which, and the terms and conditions on which, the shares of such series may be made redeemable;

4)	the purpose or sinking fund provisions, if any, for the purchase or redemption of shares of such series;

5)	the preferential amount or amounts payable upon shares of such series in the event of liquidation, dissolution, or winding up of the corporation;

6)	the voting rights, if any, of shares of such series;

7)	the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of shares of the corporation or other securities into which such shares may be converted;

8)	the relative seniority, priority or junior rank of such series as to dividends, and whether such dividends shall be cumulative or non-cumulative, with respect to any other classes or series of stock then or thereafter to be issued; and

9)	such other designations, voting rights, preferences, qualifications, limitations, restrictions, and special or relative rights and preferences, if any, of shares of such series as the Board of Directors may, at the time of such resolution or resolutions, lawfully fix or determine under the laws of the Commonwealth of Pennsylvania.

Unless otherwise provided by law, the Articles of Incorporation, the By-Laws of the corporation or in a resolution or resolutions establishing any particular series of Preferred Stock, the aggregate number of authorized shares of Preferred Stock may be increased by an amendment of the

Articles of Incorporation approved solely by a majority vote of the outstanding shares of Common Stock.

All shares within each series of Preferred Stock shall be alike in every particular, except with respect to the dates from which dividends shall commence to accrue.

The Board of Directors may in its discretion, at any time or from time to time, issue or cause to be issued all or any part of the authorized and unissued shares of Preferred Stock for consideration of such character and value as the Board of Directors shall from time to time fix or determine.

D.	~~C.~~ There shall be a series of Preferred Stock with the designation and relative rights and preferences as follows:

1)	Designation. The shares of such series shall be designated as “Series One Preferred Stock” and the number of shares constituting such series shall initially be Three Hundred Thousand (300,000). Shares of this series shall be issued pursuant to the exercise of rights to purchase Series One Preferred Stock distributed to the holders of Common Stock of the corporation.

2)

Dividends and Distributions. Subject to the rights and preferences of the holders of any shares of any class or series of Preferred Stock ranking senior as to dividends to this Series One Preferred Stock, as such may be by the Board of Directors, the holders of shares of Series One Preferred Stock, in preference to the holders of Common Stock and shares of stock ranking junior as to dividends to the Series One Preferred Stock, shall be entitled to receive, when and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the 15th day of September, December, March and June in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series One Preferred Stock, in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends plus 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock, or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), paid on the Common Stock at any time during the quarter year immediately preceding the quarter year ending on the day immediately preceding such Quarterly Dividend Payment Date. In the event the corporation shall at any time after August 11, 2001 (the “Rights Declaration Date”) during any quarter year immediately preceding the quarter year ending on the day immediately preceding a Quarterly Dividend Payment Date (i) declare any dividend on Common Stock payable in shares of Common Stock, or (ii) subdivide the outstanding Common Stock or combine the outstanding Common Stock into a greater or lesser number of shares of Common Stock, then in each such case the amounts to which holders of shares of Series One Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying each such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Dividends shall begin to accrue and be cumulative on outstanding shares of Series One Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series One Preferred Stock, unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series One Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series One Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series One Preferred Stock entitled to receive payment of a dividend or distribution declare thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

3)	Voting Rights.

(a)

Each share of Series One Preferred Stock shall entitle the holder thereof to 100 votes (and each one one-hundredth of a share of Series One Preferred Stock shall entitle the holder thereof to one vote) on all matters submitted to a vote of the shareholders of the corporation. In the event that the corporation shall at any time declare or pay any dividend on Common Stock payable in shares of Common Stock or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then and in each such event, the number of votes per share to which holders of shares of Series One Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event, and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)	Except as otherwise provided herein or by applicable law, the holders of shares of Series One Preferred Stock and the holders of shares of Common Stock shall vote together as one class for the election of directors of the corporation and on all other matters submitted to a vote of shareholders of the corporation.

(c)	Except as provided herein or by applicable law, holders of Series One Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for authorizing or taking any corporate action.

4)	Certain Restrictions.

(a)	Whenever quarterly dividends or other dividends or distributions payable on the Series One Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series One Preferred Stock outstanding shall have been paid in full, the corporation shall not:

(i)	declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or as to assets) to the Series One Preferred Stock;

(ii)	declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or as to assets) with the Series One Preferred Stock, except dividends paid ratably on the Series One Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)	redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or as to assets) to the Series One Preferred Stock, provided that the corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the corporation ranking junior (either as to dividends or as to assets) to the Series One Preferred Stock; or

(iv)	purchase or otherwise acquire for consideration any shares of Series One Preferred Stock, or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series One Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(b)	The corporation shall not permit any subsidiary of the corporation to purchase or otherwise acquire for consideration any shares of stock of the corporation unless the corporation could, under Paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5)	Reacquired Shares. Any shares of Series One Preferred Stock purchased or otherwise acquired by the corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Series One Preferred Stock and may be reissued as part of the same or a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

6)	Liquidation, Dissolution or Winding Up. Subject to the rights and preferences of the holders of any shares of any class or series of Preferred Stock ranking senior as to assets to this Series One Preferred Stock, upon any involuntary or voluntary liquidation, dissolution or winding up of the corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or as to assts) to the Series One Preferred Stock unless, prior thereto, the holders of shares of Series One Preferred Stock shall have received an amount per share equal to the Per Share Series One Liquidation Preference. Following the payment of the full amount of the Series One Liquidation Preference, holders of shares of Common Stock shall receive the remaining assets to be distributed.

The “Per Share Series One Liquidation Preference” shall be equal to the sum of (x) $100.00 plus an amount equal to accrued and unpaid dividends and distribution thereon, whether or not declared, to the date of such payment, plus (y) the Participation Preference. The “Participation Preference” is an amount per each share of Series One Preferred Stock outstanding, equal to the product of (A) the Excess Distribution Amount (as hereinafter defined) times (B) a fraction the numerator of which is 100 and the denominator of which is the sum of (i) the product of 100 times the number of outstanding shares of Series One Preferred Stock, plus (ii) the product of 100 times a fraction the numerator of which is the number of outstanding shares of Common Stock and the denominator of which is the Adjustment Number (as hereinafter defined); provided, however, if the foregoing computation results in a negative number, then the Participation Preference shall be 0.

The “Excess Distribution Amount” is an amount equal to the amount available for distribution to shareholders of the corporation after payment of all debts and liabilities less the sum of (i) the liquidation preferences in respect of all shares of Preferred Stock of the corporation other than the Series One Preferred Stock, (ii) the product of 100 times the number of outstanding shares of Series One Preferred Stock, and (iii) the product of the number of outstanding shares of Common Stock times a fraction the numerator of which is 100 and the denominator of which is the Adjustment Number.

The “Adjustment Number” shall initially be 100 and shall be subject to adjustment as provided in this paragraph. In the event the corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

7)

Consolidation, Merger, etc. In case the corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series One Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the corporation shall at any time (i) declare any dividend on Common Stock payable in shares of Common Stock, or (ii) subdivide the outstanding Common Stock or combine the outstanding Common Stock into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series One Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

8)	Redemption. The outstanding shares of Series One Preferred Stock may be redeemed at the option of the Board of Directors as a whole, but not in part, at any time, or from time to time, at a cash price per share equal to (i) the product of the Adjustment Number times the Average Market Value of the Common Stock, plus (ii) all dividends which on the redemption date have accrued on the shares to be redeemed and have not been paid or declared and a sum sufficient for the payment thereof set apart, without interest; provided, however, that if and whenever any quarter-yearly dividend shall have accrued on the Series One Preferred Stock which has not been paid or declared and a sum sufficient for the payment thereof set apart, the corporation may not purchase or otherwise acquire any shares of Series One Preferred Stock unless all shares of such stock at the time outstanding are so purchased or otherwise acquired. The “Average Market Value” is the average of the closing sale prices of the Common Stock during the 30 day period immediately preceding the date before the redemption date on Nasdaq or any system then in use, or if no such quotations are available, the fair market value of the Common Stock as determined by the Board of Directors in good faith.

9)	Fractional Shares. Series One Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, if applicable, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series One Preferred Stock.

6.

A.	In addition to the right of the Board of Directors under law to remove a director for cause, and subject to the rights of the holder of any series of Preferred Stock then outstanding, any director, any class of directors, or the entire Board of Directors may be removed from office by a vote of the shareholders at any time, with or without assigning any cause, but only if shareholders entitled to cast at least two-thirds (2/3) of the votes which all shareholders would be entitled to cast at an annual election of directors or of such class shall vote in favor of such removal ~~provided, however, that no individual director shall be removed (unless the entire Board of Directors or any class of directors shall be removed) if the votes cast against such removal would be sufficient, if voted cumulatively for such director, to elect him or her to the class of directors of which he or she is a member~~.

B.	Notwithstanding any other provisions of law, the Articles of Incorporation or the By-laws of the corporation, the affirmative vote of shareholders entitled to cast at least two-thirds (2/3) of the votes which all shareholders would be entitled to cast at an annual election of directors, voting together as a single class, shall be required to amend, alter, or repeal, or to adopt any provision inconsistent with this Article 6 or any provision of the By-laws of the corporation relating to the number of directors, the classification of directors, and/or the filling of vacancies on the Board of Directors; provided, however, that this Paragraph B shall not apply to and such two-thirds (2/3) vote shall not be required for any such amendment, repeal, or adoption unanimously approved by all of the directors of the corporation.

7. A nominee for director shall be elected to the Board of Directors at a meeting of shareholders if the votes cast for such nominee by the shareholders entitled to vote in the election exceeds the votes cast against such nominee; provided that if the number of nominees exceeds the number of directors to be elected, then the nominees receiving the highest number of votes up to the number of directors to be elected shall be elected. For purposes of this Article 7, a majority of the votes cast means that the number of shares voted “FOR” a director must exceed the number of votes cast “AGAINST” that director; abstentions are not counted as votes cast. Any nominee for director who is not an incumbent director and is not so elected shall not take office. Any incumbent director nominated for re-election but not so elected shall, in the event such director’s successor shall not have been selected and qualified, take such actions (which may include the tender of the director’s resignation for consideration by the Board of Directors) as shall be consistent with applicable law and the company’s By-laws. The Board of Directors shall have the authority to adopt and amend appropriate By-laws to implement this Article 7.